Filed Pursuant to Rule 424(b)(3)
Registration No. 333-267126
PROSPECTUS SUPPLEMENT NO. 40
(to Prospectus dated October 26, 2022)

D-WAVE QUANTUM INC.
COMMON SHARES

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form S-1, effective as of October 26, 2022 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-267126).
This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2024 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
Our shares of common stock, par value $0.0001 (“Common Shares”), are listed on the New York Stock Exchange (the “NYSE”) under the symbol “QBTS”. On February 1, 2024, the last reported sales price for the Common Shares on the NYSE was $0.92.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 21 of the Prospectus for a discussion of applicable information that should be considered in connection with an investment in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 2, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________________
FORM 8-K
_____________________________________________________________
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): February 2, 2024 (January 30, 2024)
_____________________________________________________________
D-Wave Quantum Inc.
(Exact Name of Registrant as Specified in Its Charter)
_____________________________________________________________

Delaware	001-41468	88-1068854
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
2650 East Bayshore Road
Palo Alto, California
94303
(Address of principal executive offices)
(604) 630-1428
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report)
_____________________________________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	QBTS	New York Stock Exchange
Warrants, each whole warrant exercisable for 1.4541326 shares of common stock at an exercise price of $11.50	QBTS.WT	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.
On January 30, 2024, the Audit Committee of the Board of Directors of D-Wave Quantum Inc. (the “Company”), after discussions with the Company's management and its current and former independent registered public accounting firms, Grant Thornton LLP and PricewaterhouseCoopers LLP (Canada), respectively, determined that the Company’s (i) audited financial statements included in the Company’s Annual Reports on Form 10-K for the periods ended December 31, 2022, 2021, and 2020 (the "Audited Financial Statements"), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 18, 2023 (the “Form 10-K”), and (ii) unaudited financial statements included in each of the Company’s Quarterly Reports on Form 10-Q for the periods ending September 30, 2023, June 30, 2023, and March 31, 2023 (the "unaudited Financial Statements," and together with the Audited Financial Statements, the "Financial Statements"), filed with the SEC on November 9, 2023, August 10, 2023, and May 10, 2023, respectively, as well as the Registration Statements on Forms S-1 and S-4 (Registration Nos. 333-269732, 333-267126, 333-267124 and 333-263573) initially filed with the SEC on February 13, 2023, August 29, 2022, August 29, 2022, and March 15, 2022, respectively which include the Financial Statements (collectively, the “Affected Periods”), as well as the relevant portions of any communication which describe or are based on the Financial Statements, should no longer be relied upon. The Company plans to restate, as soon as practicable, the Financial Statements for the Affected Periods in amendments to the Form 10-K, the Q1 2023 Form 10-Q, the Q2 2023 Form 10-Q, and the Q3 2023 Form 10-Q respectively (collectively, the “Restatement”). The Restatement mainly impacts non-cash and non-operating components of other income (expense) and net loss on the consolidated statements of operations and research incentives receivable and loans payable on the consolidated balance sheets. The Restatement does not affect any of the Company’s key business metrics or compliance with any financial covenants.
The Company notes that the Restatement relates solely to the accounting for certain government assistance arrangements originated prior to 2021 in the form of conditionally repayable loans with below-market interest rates (the “Arrangements”). In addition:
•The terms and conditions of each of the Arrangements were fully and accurately disclosed in each of the filings made during the Affected Period. These disclosures included tabular presentation of changes in the gross principal and discount amounts pertaining to the Company's indebtedness. The full text of the agreements governing the Arrangements were included as exhibits to filings made during the Affected Period.
•The Restatement does not impact the Company's compliance with any financial covenants.
•The Restatement does not affect reported loss from operations or the total reported cash flows from operating, investing, or financing activities as presented on the consolidated statements of operations and consolidated statements of cash flows for the Affected Periods.
•The Restatement does not affect key business metrics, including bookings, average deal size, or the non-GAAP financial measures presented in the Form 10-K or Form 10-Qs or in the Company's earnings releases for any Affected Periods. Specifically, non-GAAP gross margin and gross profit, non-GAAP adjusted operating expenses, and non-GAAP adjusted EBITDA loss for any Affected Period are not affected by the adjustments as these items exclude the effects of interest expense and non-cash income from government assistance.
•The Restatement does not have any impact on management's or other employees' compensation, as incentive compensation plans were based on the attainment of certain operating metrics and operational goals unaffected by the adjustments.
•The Company's management and Audit Committee have determined the misstatements were unintentional and were not the result of fraud or any other attempt to deceive.

In connection with the preparation of the financial statements for fiscal year 2023, it was determined that the Arrangements were not properly accounted for. Due to the limited U.S. GAAP guidance pertaining to government assistance programs, the Company initially accounted for these arrangements by analogizing to IAS 20 and IFRS 9, under which the fair value of the interest rate subsidy is recognized as income and the amount repayable is discounted by imputing a market rate of interest. During the preparation of the financial statements for fiscal year 2023, the Company determined that the debt-like characteristics of the Arrangements placed them in the scope of certain U.S. GAAP guidance that precludes imputation of interest where interest rates are affected by tax attributes or legal restrictions prescribed by a governmental agency. The Company's determination was influenced by an emerging body of interpretive accounting literature created in response to various COVID-19 related government assistance programs that did not exist when the Arrangements were initiated. As such, the Company plans to restate other income from government assistance and interest expense on the consolidated statements of operations and research incentives receivable and loans payable on the consolidated balance sheets to eliminate the effect of non-cash interest imputation and align with current practices regarding the accounting for government assistance in the form of debt.
The Company currently estimates the Restatement to impact each of the Affected Periods as follows. For the nine month period ended September 30, 2023 and the annual periods ended December 31, 2022, 2021, and 2020, non-operating, non-cash items included within other income (expense) and net loss on the consolidated statements of operations are estimated to decrease by approximately $0.4 million, $2.1 million, $10.8 million, and $12.0 million, respectively. On the consolidated balance sheets as of September 30, 2023 and December 31, 2022, 2021, and 2020, loans payable is estimated to increase by $23.7 million, $23.3 million, 19.4 million, and $0.3 million, respectively, and research incentives receivable is estimated to decrease by zero, zero, $3.2 million, and $11.7 million, respectively. These unaudited estimates are preliminary and the final restated amounts may differ materially.
The Company’s management and the Audit Committee have discussed the matters disclosed in this Item 4.02 with the Company’s current and former independent registered public accounting firms, Grant Thornton LLP and PricewaterhouseCoopers LLP (Canada), respectively.

Forward Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements express a belief, expectation or intention and are generally accompanied by words that convey projected future events or outcomes. For example, statements regarding management’s expectations on the impact of the restatement on the Company’s previously issued financial statements and plans to file an amendment to its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We have based these forward-looking statements on our current expectations and assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, including but not limited to, the discovery of additional information relevant to the Affected Periods; changes in the effects of the Restatement on the Company’s financial statements or financial results; larger than expected adjustments after completing the restatement process; delay in the amended filing due to the Company’s efforts to complete the Restatement; and the other important factors set forth under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2022, and the Company’s other reports filed with the Securities and Exchange Commission. All of the forward-looking statements made in this Current Report on Form 8-K are qualified by these cautionary statements. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on our Company or our business or operations. Such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 9.01.    Financial Statements and Exhibits.
(4)Exhibits

Exhibit Number	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

D-Wave Quantum Inc.

Dated: February 2, 2024	By:	/s/ Alan Baratz
	Name:	Alan Baratz
	Title:	President & Chief Executive Officer